United States Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                        Hercules Development Group, Inc.
              -----------------------------------------------------
                 (Name of Small Business Issuer in its charter)

            Colorado                                      84-1508866
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

             2121 30th Street
           Boulder, Colorado                                80301-1118
---------------------------------------                     ----------
(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number, (888) 449-3434; (303) 449-3434

Securities to be registered under Section 12(b) of the Act:

 Title of each class                              Name of each exchange on which
 to be so registered                              each class is to be registered

       None
--------------------                              ------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                         ------------------------------
                                (Title of class)

Item 1. Description of Business.

     (a) Business Development.

     Hercules Development Group, Inc. (the "Company" or "HDG"), a development-stage company, was organized under the laws of the State of Colorado on June 30, 1999. The Company is engaged in the business of managing real estate and, as of the date hereof, manages only fifteen residential properties located in Denver, Louisville and Boulder, Colorado. While the Company intends to manage commercial, as well as residential, property in the future, it has no commercial real estate under management as of the date hereof. The Company's executive offices are located at 2121 30th Street, Boulder, Colorado 80301-1118, and its telephone and facsimile numbers are (888) 449-3434 and (303) 449-3434, and (303) 449-3555, respectively.

     The Company received gross proceeds in the amount of $75,000 from the sale of a total of 750,000 shares of Common Stock, representing approximately 24% of the outstanding shares of Common Stock of HDG as of the date hereof, to fifty persons in an offering conducted during the period from March 15 through April 26, 2000, pursuant to the exemption from registration with the Securities and Exchange Commission (the "Commission") under Section 3(b) of the Securities Act of 1933, as amended (the "1933 Act") and Rule 504 of Regulation D promulgated thereunder and via registration by qualification with the Colorado Securities Division (the "Division") under Section 11-51-304 of the Colorado Securities Act, as amended (the "Colorado Act").

     See (b) "Business of the Issuer" immediately below for a description of the Company's current operations and future proposed activities.

(b) Business of Issuer.

General

     The Company is engaged in the business of managing real estate, with a total of fifteen residential properties located in Denver, Louisville and Boulder, Colorado, under management as of the date hereof. While management has plans to manage commercial, as well as residential, property in the future, HDG has no commercial real estate under management as of the date hereof. Management has plans to expand the market for the Company's residential property management services to areas of Colorado in addition to the Denver, Boulder, and Longmont, Colorado, metropolitan areas presently being serviced. Additionally, management intends in the near future to explore opportunities for the Company in commercial real estate management throughout Colorado. While management views the ultimate market for the Company's real estate management services as inclusive of the entire United States, marketing efforts are necessarily confined to Colorado presently because of HDG's extremely limited cash and other resources. The implementation of the Company's plans for expansion is dependent upon its ability to raise significant additional capital from operating revenues, which is not expected in the foreseeable future at the current less than break-even number of approximately fifteen residential properties under management, or equity and/or debt financing. Although management intends to explore all available alternatives for debt and/or equity financing, including, but not limited to, private and public securities offerings, there can be no assurance that the Company will be able to generate additional capital for expansion and/or other purposes. In the event that only limited additional financing is received, HDG expects its opportunities in the residential and commercial real estate management business to be limited. Further, even if the Company succeeds in obtaining the level of funding necessary to increase revenue through the expenditure of additional funds for marketing, advertising and/or promotion in order to obtain a significantly greater number of residential and/or commercial property management contracts, this will not ensure the realization by the Company of profits from operations.

     Company management believes, based upon Mr. Garthwaite's experience and expertise in the real estate business in the Boulder and Louisville, Colorado, areas over the past approximately six years, that the demand for services provided by residential and/or commercial property management companies such as the Company is increasing. This belief is based, in part, upon management's observation that residential real estate development in certain areas of Colorado, such as Denver, Boulder and Longmont, has recently enjoyed success not experienced since the early 1980's and the prediction by real estate industry forecasts of a continued trend of population migration into Colorado and, in particular, the Denver and Boulder, Colorado, areas, during the next several years. Management anticipates, but cannot assure, that Mr. Garthwaite's real estate industry contacts, including the Paragon limited liability companies (collectively, the "Paragon Companies") and Mr. Scott M. Thornock, who presently have Property Management Agreements with the Company, among numerous others, will yield opportunities in the future for HDG to perform property management services; partnering, joint venture or similar such arrangements whereby HDG joins with others having greater financial and other resources than those of the Company in the management of residential and/or commercial real estate; and/or sources of financing for the Company. Management will evaluate each of these prospective projects or proposals, which may become available for participation by the Company, on a case-by-case basis. Company management anticipates, without assurance, that, even with the very limited level of funding that may be available to it, HDG will be able to continue to obtain a limited number of property management contracts from industry contacts, such as the Paragon Companies and Mr. Thornock, developed to date by Mr. Garthwaite.

     The Company provides a wide range of property management and customer support services to residential property owners on a competitive basis. While the Company has no commercial real estate under management at the present time, the services that management proposes to offer to commercial customers are expected to be substantially similar to the residential property management services presently offered. The Company currently offers the following four general areas of service to its existing and prospective customers: (i) new tenant placement services; (ii) month-to-month management services for existing tenants; (iii) re-lease arrangements for existing tenants; and (iv) tenant fee collection and tenant eviction services. New tenant placement services that the Company offers include the following services: (a) evaluating the property and rent potential; (b) advertising the property; (c) showing property to potential tenants; (d) obtaining and processing applications; (e) running credit reports;
(f) verifying employment and past rental information; (g) initiating tenant leases; (h) collecting security deposits and prepaid rent; (i) moving tenants into the property; and (j) processing utility changes. The month-to-month management services for residential space that HDG furnishes include the following: (i) collecting rent; (ii) pursuing late or delinquent rent; (iii) pursuing evictions; (iv) providing notice to tenants of changes; (v) providing maintenance calls; (vi) arranging for services from vendors and contractors;
(vii) responding to tenants' calls and problems; (viii) keeping accounts for all income and expenditures; and (xix) disbursing owner funds periodically. The re-lease arrangements that HDG furnishes include the following services: (a) evaluating the property and market for the rate of rent to be charged; (b) advising the owner regarding the re-lease arrangements; (c) evaluating the existing tenant for care of the property; (d) evaluating the existing tenant for payment history; (e) initiating the new lease; and (f) demanding compliance or possession of rented property. Services related to the collection of fees and/or the eviction of tenants, which HDG furnishes, include the following: (i) providing a notice to vacate to the tenant; (ii) providing a demand for payment or possession; (iii) working with an attorney to obtain eviction; (iv) placing the account with a collection agency; and (v) demanding compliance or possession.

     Eight of the fifteen residential properties under management by the Company are owned by Mr. J. Peter Garthwaite, the Chief Executive Officer, a director and the owner of record and beneficially of 1,190,000 shares, representing 38% of the outstanding shares, of Common Stock, of the Company, and his spouse (six properties) and an individual unaffiliated with HDG (two properties). Three of the six properties owned by Mr. J. Peter and Ms. Heidi Garthwaite are located in Louisville, Colorado, and Boulder, Colorado, respectively. The other two properties co-owned by Mr. Garthwaite are located in Louisville, Colorado. Despite the fact that the Property Management Agreements relating to Mr. Garthwaite's properties were not negotiated on an arm's-length basis, the Company charges the identical management fee, i.e., $50.00 per month or 5% of the monthly rent after the first month, whichever is greater, for the management services performed for these properties as it charges for the management of properties owned by persons unaffiliated with the Company. Additionally, the form of Property Management Agreement is virtually identical in the case of all of the residential properties managed by the Company, whether owned by affiliated or unaffiliated persons. A number of Paragon Companies and/or Mr. Thornock, founder of the Paragon Companies, are the owners of six of the properties that the Company manages and one of the properties is owned by an unaffiliated individual. All of these residential properties are located in Denver, Colorado.

     The term of the Property Management Agreements (collectively, the "Agreements" and, individually, an "Agreement") relating to all fifteen properties is for a one-year period. The term of the Agreements relating to the following residential properties owned by Mr. J. Peter and Ms. Heidi Garthwaite all commence on September 1, 1999, and terminate on September 1, 2000: (i) 1606 Cottonwood, Unit #8, 1608 Cottonwood, Unit #10, and 1611 Garfield Drive, Unit #11, Louisville, Colorado 80027; and (ii) 2707 Valmont, Unit #116A, Boulder, Colorado 80304. The term of the Agreement providing for the management of the residential property located at 544 Cook Street, Denver, Colorado 80207, owned by Paragon Development XX, LLC, commences on October 1, 1999, and terminates on October 1, 2000. The terms of the Agreements relating to two Louisville, Colorado, properties, one located at 1611 Garfield Drive, Unit #23, and the other located at 614 Grant Street, owned by Mr. Garthwaite and Ms. Marcia Cotlar commence on December 1, 1999, and terminate on November 30, 2000. The Agreements providing for the management of the following properties commence on January 1, 2000, and terminate on December 31, 2000: (a) 5 South Jackson Street owned by Paragon Development XVIII, LLC, and 11 South Jackson Street, Denver, Colorado 80209, owned by Paragon Development XIX, LLC; and (b) 1625 Larimer Street, Unit #3108, Denver, Colorado 80209 owned by Mr. Jeff Lee. The terms of the Agreements relating to two Denver, Colorado properties, one located at 2 South Madison Street and the other located at 14 South Madison Street, owned by Paragon Development XXI, LLC, and Paragon Development XXII, LLC, respectively, commence on February 1, 2000, and terminate on January 31, 2001. The term of the Agreement providing for management of the residential property located at 2707 Valmont, Unit #308A, Boulder, Colorado, 80304, owned by Mr. J. Peter and Ms. Heidi Garthwaite, commences on March 1, 2000, and terminates on February 28, 2001. Two residential properties, one owned by Mr. J. Peter and Ms. Heidi Garthwaite located at 2460 Juniper, #1, Boulder, Colorado 80304, and the other owned by Mr. Scott M. Thornock and Paragon Development XXXI, LLC, located at 15 South Monroe Street, Denver, Colorado 80209, commence on May 1, 2000, and terminate on April 30, 2001.

     The Agreements are automatically renewable for one-year periods identical to the initial term unless terminated by either party upon thirty days' written notice. Under the Agreements, the Company has the responsibility to rent, lease, operate and manage the properties at the owners' expense, including, but not limited to, advertising the premises for rent, investigating references of prospective tenants, preparing and signing new leases, renewing or canceling existing leases, terminating and reinstating tenancies, instituting legal proceedings to recover possession of the premises or monies owed to the owner, compromising, settling and/or releasing legal proceedings and disputes and rendering monthly statements of receipts. The Company is entitled to receive a tenant procurement fee in the amount of 50% of the first month's rent for the acquisition of each new tenant and a management fee in the amount of 5% of the monthly rent after the first month. The tenant procurement fee cannot be charged when the premises are re-leased to existing tenants and the management fee cannot be charged when the premises are vacant. The minimum monthly management fee is $50 per property when the premises are occupied.

     The table below sets forth the address of each of the fifteen residential properties presently being managed by HDG, the term of the Agreement relating to the managed property, the monthly management fee presently being received by the Company from each property and the monthly rent being paid for the rental of each property by the tenant. No tenant procurement fees have been paid or are payable to the Company in connection with any of the fifteen residential properties under management because all such properties were occupied on the date that the Company entered into the Property Management Agreement.


                                           Expiration        Management             Monthly
    Address of Property                       Date              Fee                  Rent
------------------------------             ----------        ----------            --------

1606 Cottonwood, Unit #8
Louisville, Colorado  80027                9/01/2000           $50.00               $850.00

1608 Cottonwood, Unit #10
Louisville, Colorado  80027                9/01/2000           $50.00               $850.00

1611 Garfield Drive, Unit #11
Louisville, Colorado  80027                9/01/2000           $50.00               $875.00

2707 Valmont, Unit #116A
Boulder, Colorado  80304                   9/01/2000           $50.00               $825.00

544 Cook Street
Denver, Colorado  80207                   10/01/2000           $50.00             $1,000.00

1611 Garfield Drive, Unit #23
Louisville, Colorado  80027               11/30/2000           $50.00               $892.00

614 Grant Street
Louisville, Colorado  80027               11/30/2000           $50.00               $750.00

5 South Jackson Street
Denver, Colorado  80209                   12/31/2000           $60.00             $1,200.00

11 South Jackson Street
Denver, Colorado  80209                   12/31/2000           $60.00             $1,200.00

1625 Larimer Street, Unit #3108
Denver, Colorado  80209                   12/31/2000           $52.50             $1,050.00

2 South Madison Street
Denver, Colorado  80209                    1/31/2001           $50.00               $600.00

14 South Madison Street
Denver, Colorado  80209                    1/31/2001           $50.00               $600.00

2707 Valmont, Unit #308A
Boulder, Colorado  80304                   2/28/2001           $50.00               $850.00

15 South Monroe Street
Denver, Colorado  80209                    4/30/2001           $50.00               $750.00

2460 Juniper, #1
Boulder, Colorado  80304                   4/30/2001           $50.00               $650.00

Competition

     The business of the management of residential and commercial real estate is intensely competitive. The Company is in competition with property management companies of all sizes located both inside and outside the United States. Although HDG expects to compete on the basis of its reputation among customers as a quality provider of management and customer support services and, to a lesser extent, on the basis of price, opportunities to obtain customers are limited by the Company's financial resources and other assets. In this regard, many of the companies and other organizations with which HDG is in competition are established and have far greater financial resources, substantially greater experience and larger staffs than the Company. Additionally, many of such organizations have proven operating histories, which the Company lacks. The Company has experienced, and expects to continue to face, strong competition from both such well-established companies and small independent companies like itself. There can be no assurance that the Company will be successful in raising additional capital and/or realizing profits from operations. In addition, the Company's business may be subject to decline because of generally increasing costs and expenses of doing business, thus further increasing anticipated competition. Additionally, it is anticipated that there may be significant technological advances in the future and the Company may not have adequate creative management and resources to enable it to take advantage of such advances. The effects of any such technological advances on HDG, therefore, cannot be presently determined.

Marketing and Sales

     The Company's success depends in large part upon its ability to identify and adequately penetrate the markets for its services. Virtually all of the Company's competitors have much larger budgets for marketing, advertising and promotion, as compared to HDG, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors. Company management anticipates that its very limited finances and other resources may be a determinative factor in the decision of any prospective employee as to whether to become associated with HDG. Until such time, if ever, as the Company is successful in attracting and employing capable marketing and customer support personnel, it intends to rely upon the judgment and conclusions of Mr. J. Peter Garthwaite, its President and Chief Executive Officer, based solely upon his knowledge and experience in the real estate business, relative to the Company's needs for marketing expertise.

     Mr. Garthwaite believes that his previous experience in the real estate business over the past aproximately six years, will be advantageous to HDG's business because of the numerous industry contacts established by him, including the Paragon Companies and Mr. Thornock, owners of six of the residential properties under management by the Company. Management anticipates, but cannot assure, that Mr. Garthwaite's contacts, including the Paragon Companies and Mr. Thornock, among numerous others, will yield opportunities in the future for HDG to perform property management services; partnering, joint venture or similar such arrangements whereby HDG joins with others having greater financial and other resources than those of the Company in the management of residential and/or commercial real estate; and/or sources of financing for the Company. Management will evaluate each of these prospective projects or proposals, which may become available for participation by the Company, on a case-by-case basis. Company management anticipates, without assurance, that, even with the very limited level of funding that may be available to it, HDG will be able to continue to obtain property management contracts from Mr. Garthwaite's real estate contacts.

Employees and Consultants

     Messrs. J. Peter Garthwaite and Bradley A. Scott, HDG's executive officers and directors, have served as part-time employees of the Company since its inception. No cash compensation has been awarded to, earned by or paid to either individual for all services rendered in all capacities to the Company since HDG's organization on June 30, 1999. However, Messrs. Garthwaite and Scott each received 1,190,000 shares of Common Stock (a total of 2,380,000 shares) in consideration for services performed by each of them in connection with the organization of the Company valued at $119 in each case (a total of $238 at the rate of $.0001 per share). It is anticipated that at such time, if ever, as the Company's financial position permits, assuming that the Company is successful in raising additional funds through equity and/or debt financing and/or generating a sufficient level of revenue from operations, Messrs. Garthwaite and Scott and any other executive officers and/or directors of HDG will receive reasonable salaries and other appropriate compensation, such as bonuses, coverage under medical and/or life insurance benefits plans and participation in stock option and/or other profit sharing or pension plans, for services as executive officers of the Company and may receive fees for their attendance at meetings of the Board of Directors. Further, the Company may pay consulting fees to unaffiliated parties who refer properties for management. No such fees have been paid as of the date hereof. (See Item 6. "Executive Compensation" and Item 7. "Certain Relationships and Related Transactions.")


Item 2.  Management's Discussion and Analysis or Plan of Operation.

Plan of Operation
-----------------

     Since its inception, the Company has had approximately fifteen residential properties located in Denver, Louisville and Boulder, Colorado, approximately eight of which have been owned by Mr. J. Peter Garthwaite, the Chief Executive Officer, a director and a controlling shareholder of the Company, and his spouse or others, under management at any one time. The management fees derived by HDG from these properties have generated only minimal revenues and a net loss for the Company through the date hereof. For the quarter ended March 31, 2000, and for the period from June 30, 1999, the date of the Company's inception, through December 31, 1999, the Company realized total revenues of $2,150 and $1,900, respectively, and a net loss of $(875) and $(3,820), respectively (less than $(.01) per share).

     Management has plans to expand the market for the Company's residential property management services to areas of Colorado in addition to the Denver, Boulder, and Longmont, Colorado, metropolitan areas presently being serviced. Additionally, management intends in the near future to explore opportunities for the Company in commercial real estate management throughout Colorado. While management views the ultimate market for the Company's real estate management services as inclusive of the entire United States, marketing efforts are necessarily confined to Colorado presently because of HDG's extremely limited cash and other resources. The implementation of the Company's plans for expansion is dependent upon its ability to raise additional capital from equity and/or debt financing and/or achieve profitable operations, which is not anticipated at the current less than break-even level of approximately fifteen residential properties under management. Although management intends to explore all available alternatives for debt and/or equity financing, including, but not limited to, private and public securities offerings, there can be no assurance that the Company will be able to generate additional capital for expansion and/or other purposes. In the event that only limited additional financing is received, HDG expects its opportunities in the residential and commercial real estate management business to be limited. Further, even if the Company succeeds in obtaining the level of funding necessary to increase revenue through the expenditure of additional funds for marketing, advertising and/or promotion in order to obtain a significantly greater number of residential and/or commercial property management contracts, this will not ensure the realization by the Company of profits from operations.

Financial Condition, Capital Resources and Liquidity
----------------------------------------------------

     As of March 31, 2000, and December 31, 1999, HDG had minimal assets in the amounts of $5,284 and $5,107 in cash, respectively, and total liabilities of $11,991 and $11,569, respectively. As a result of its having minimal assets, deferred offering costs of $4,500 and a deficit accumulated during the development stage of $(4,695) and $(3,820) as of March 31, 2000, and December 31, 1999, respectively, the Company's total shareholders' deficit as of March 31, 2000, and December 31, 1999, was $(6,707) and $(6,462), respectively.
Further, HDG had a working capital deficit of $(6,707) and $(6,462) as of March 31, 2000, and December 31, 1999, respectively, and there can be no assurance that the Company's financial condition will improve.

     Until the successful completion of the Company's offering of Common Stock on April 26, 2000, for net proceeds of $70,500, HDG was funded with loans from Messrs. J. Peter Garthwaite and Bradley A. Scott, its two executive officers, directors and principal shareholders. Each individual loaned the Company $5,000 in cash (a total of $10,000) evidenced by unsecured Promissory Notes dated November 14, 1999, in the principal amounts of $5,000.00 each (including accrued interest of $133.33 through November 13, 1999), bearing interest at the rate of 8% per annum, maturing on November 13, 2000 (together, the "Promissory Notes"). The Company paid the principal balance of the Promissory Notes out of the proceeds of its offering of Common Stock and owes them a total of $300 in accrued interest. Should the Company's efforts to raise additional capital through equity and/or debt financing fail, management and other related parties are expected to provide the necessary working capital so as to permit the Company to continue as a going concern.


Item 3. Description of Property.

     The Company maintains its offices rent-free at the business offices of Goodacre & Company, LLC, a company with which Mr. J. Peter Garthwaite, the President, Chief Executive Officer, Treasurer and a director of the Company, is a broker-associate, located at 2121 30th Street, Boulder, Colorado 80301-1118. The Company anticipates the continued utilization of these offices on a rent-free basis until such time, if ever, as it obtains sufficient funding from debt and/or equity financing and/or generates a level of earnings sufficient, in management's determination, to enable it to pay rent for its present offices or obtain other office space. The space currently occupied by the Company is expected to be adequate to meet HDG's foreseeable future needs. The Company's telephone and facsimile numbers are (888) 449-3434 and (303) 449-3434, and (303) 449-3555, respectively.


Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth certain information regarding the ownership of the Company's Common Stock as of June 20, 2000, by each shareholder known by the Company to be the beneficial owner of more than five per cent of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Under the General Rules and Regulations of the Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting, or dispose or direct the disposition, of such security. Each of the shareholders named in the table has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                                Shares             Percentage
                                             Beneficially             of
      Beneficial Owner                         Owned (1)           Class (1)
-----------------------------                 ----------           ---------

J. Peter Garthwaite (2)                       1,190,000             38.02%
2121 30th Street
Boulder, Colorado 80301-1118

Bradley A. Scott (2)                          1,190,000             38.02%
1422 Marigold Drive
Lafayette, Colorado 80026

All executive officers and directors          2,380,000             76.04%
as a group (two persons)

------------------

(1) Represents the number of shares of Common Stock owned of record and beneficially by each named person or group, expressed as a percentage of 3,130,000 shares of the Company's Common Stock outstanding as of June 20, 2000.

(2)  Executive officer and member of the Board of Directors of the Company.


Item 5. Directors, Executive Officers, Promoters and Control Persons.

Executive Officers and Directors

     Set forth below is the name, age, position with the Company and business experience of the executive officers, directors and key employees of the Company.

         Name                Age                     Position
--------------------         ---      ----------------------------------

J. Peter Garthwaite*         41       President, Chief Executive Officer,
                                      Treasurer and Director

Bradley A. Scott*            46       Secretary and Director
------------------

     * May be deemed to be a "parent" and "promoter" of the Company, as those terms are defined under the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

     Directors hold office until the next annual meeting of the Company's shareholders and until their respective successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. The executive officers and directors of the Company are expected to devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors.

Family Relationship

     No family relationship exists between Messrs. Garthwaite and Scott, the executive officers and directors of HDG.

Business Experience

     J. Peter Garthwaite has served as the President, the Chief Executive Officer, the Treasurer and a director of the Company since its inception on June 30, 1999. Mr. Garthwaite has been a broker-associate of Goodacre & Company, LLC ("Goodacre"), a Boulder, Colorado, company engaged in the sale and leasing of, and investment in, residential real estate, since February 1994. During the period from January 1992 through January 1994 prior to his association with Goodacre, Mr. Garthwaite was employed as the manager of the Oasis Brewery. He is a member of the Boulder Area Board of Realtors. Mr. Garthwaite received a B.A. degree in communications from the University of Colorado, Boulder, Colorado, in 1982.

     Bradley A. Scott has served as the Secretary and a director of the Company since its inception on June 30, 1999. Mr. Scott's responsibilities as Secretary of HDG include, but are not limited to, the following: (i) keeping the minutes of the meetings of the shareholders and directors of HDG; (ii) acting as the custodian of the Company's corporate records; (iii) ensuring that all notices and reports are duly given by HDG in accordance with the law and the provisions of the Company's Bylaws; (iv) keeping the Company's stock transfer books; (v) performing all duties incident to the office of Secretary; and (vi) performing and/or supervising the performance of the administration and accounting for the property management fees, procurement fees and other revenue and expenses generated by the Company's business. Mr. Scott has been employed by United Airlines as a flight attendant for the past approximately eighteen years since approximately 1981.


Item 6. Executive Compensation

Executive Compensation

     No cash compensation has been awarded to, earned by or paid to any executive officer or director of the Company for all services rendered in all capacities to the Company since HDG's inception on June 30, 1999. Further, for the foreseeable future, Messrs. J. Peter Garthwaite and Bradley A. Scott, the present executive officers and directors of HDG, will receive no compensation in any form for their services to the Company in the capacities of executive officers and directors. On June 30, 1999, the Company issued 1,190,000 shares of Common Stock (a total of 2,380,000 shares of Common Stock) to each of Messrs. Garthwaite and Scott for services rendered in organizing the Company. Neither Mr. Garthwaite nor Mr. Scott holds any option to purchase any of the Company's securities. The executive officers and directors of the Company plan to devote only such time to the affairs of HDG that each deems necessary. (See Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities.")

     The Company does not provide its officers or employees with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any such plans for the foreseeable future. In the future, HDG may offer stock options to prospective employees and/or consultants; however, no such options have been granted as of the date hereof. It is possible that in the future the Company may establish various executive incentive programs and other benefits, including reimbursement for expenses incurred in connection with the Company's operations, Company automobiles and life and health insurance, for its executive officers and directors, but none has yet been granted. The provisions of such plans and benefits will be at the discretion of HDG's Board of Directors.

     Under Colorado law and pursuant to the Company's Articles of Incorporation, the officers and directors of HDG may be indemnified for various expenses and damages resulting from their acting in such capacity. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers or directors of the Company pursuant to those provisions, HDG has been informed by its counsel that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Compensation of Directors

     Directors of HDG receive no compensation pursuant to any standard arrangement for their services as directors.


Item 7. Certain Relationships and Related Transactions.

     On June 30, 1999, HDG issued and sold 1,190,000 shares of Common Stock (a total of 2,380,000 shares of Common Stock) to each of Messrs. J. Peter Garthwaite and Bradley A. Scott in consideration for services performed by each individual in connection with the organization of the Company valued at $119 in each case (a total of $238 at the rate of $.0001 per share). (See Part II, Item. 4 "Recent Sales of Unregistered Securities.")

     On July 13, 1999, each of Messrs. Garthwaite and Scott loaned the sum of $5,000 (a total of $10,000) to the Company; which loans are evidenced by unsecured Promissory Notes dated November 14, 1999, in the principal amount of $5,133.33 each (including accrued interest of $133.33 through November 13, 1999), bearing interest at the rate of 8% per annum, due November 13, 2000 (together, the "Promissory Notes"). The Company paid the principal balance of the Promissory Notes out of the proceeds of its offering of Common Stock completed April 26, 2000, and owes Messrs. Garthwaite and Scott a total of $300 in accrued interest. (See Part I, Item. 2 "Management's Discussion and Analysis or Plan of Operation.")

     Eight of the fifteen residential properties under management by the Company are owned by Mr. J. Peter Garthwaite, the Chief Executive Officer, a director and a controlling shareholder of the Company, and his spouse (six properties) and an individual unaffiliated with HDG (two properties). Despite the fact that the Property Management Agreements relating to these properties were not negotiated at arm's-length, the basic form of the agreements is identical to that of the Property Management Agreements relating to the properties managed by the Company for unaffiliated persons. Further, the Company receives the identical management fee, i.e., the greater of $50.00 per month or 5% of the monthly rental after the first month, for the management services performed for the properties owned by Mr. Garthwaite as it receives from unaffiliated owners of properties under management by the Company. As of the date hereof, the Company has received a total of $2,150 in management fees from the management of Mr. Garthwaite's properties. (See Part I, Item. 1(b) "Business of Issuer.")

     Goodacre & Company, LLC, a company with which Mr. J. Peter Garthwaite is a broker-associate, provides office space, located at 2121 30th Street, Boulder, Colorado 80301-1118, to the Company rent-free. The $250.00 per month value of the office space is included in the Company's Financial Statements that commence on page F-1 hereof as rent expense with a corresponding credit to additional paid-in capital. (See Part I, Item. 3 "Property.")

     A total of $321 in administrative expenses paid by Mr. Garthwaite on behalf of the Company was repaid to him by the Company in April 2000. This amount is shown in the Company's Financial Statements that commence on page F-1 hereof as "due to officer."

     Messrs. Garthwaite and Scott serve as both of the executive officers and directors of HDG and together own of record and beneficially 2,380,000 shares, representing 76% of the total number of issued and outstanding shares, of the Company's Common Stock. Because of their present management positions, organizational efforts and percentage share ownership in HDG, Messrs. Garthwaite and Scott may be deemed to be "parents" and "promoters" of the Company, as those terms are defined in the Securities Act of 1933, as amended, and the applicable General Rules and Regulations thereunder. Because of the above-described relationships, transactions between and among HDG and Messrs. Garthwaite and Scott, such as the sale of the Company's Common Stock to each of them as described hereinabove, should not be considered to have occurred at arm's-length.


Item 8.  Description of Securities.

Description of Capital Stock
----------------------------

     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, $.0001 par value per share (the "Common Stock"), and 3,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock").

Description of Common Stock
---------------------------

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of HDG's Common Stock issued and outstanding are fully-paid and nonassessable.

     Dividend Policy. Holders of shares of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Company's Common Stock is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite #430, Denver, Colorado 80209.

Description of Preferred Stock
------------------------------

     Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of Preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of HDG.


                                     Part II

Item 1. Market Price of and Dividends on Registrant's Common Equity and Related Shareholder Matters.

     (a) Market Information.

     There has been no established public trading market for the Common Stock since the Company's inception on June 30, 1999.

     (b) Holders.

     As of June 20, 2000, the Company had fifty-two shareholders of record of its 3,130,000 issued and outstanding shares of Common Stock, $.0001 par value per share.

     (c) Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.


Item 2. Legal Proceedings.

     The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject that are pending, threatened or contemplated or any unsatisfied judgments against the Company.


Item 3. Changes in and Disagreements with Accountants.

     Cordovano & Harvey, P.C. ("Cordovano & Harvey"), 201 Steele Street, Suite #300, Denver, Colorado 80206, has reported upon the Company's Balance Sheets as of March 31, 2000, and December 31, 1999, and the related Statements of Operations and Cash Flows for the three months ended March 31, 2000, the period from June 30, 1999 (inception), through December 31, 1999, and the period from June 30, 1999 (inception), through March 31, 2000, and the Statement of Shareholders' Deficit for the period from June 30, 1999 (inception), through March 31, 2000, and has been appointed as the Company's independent accountant for the fiscal year ending December 31, 2000. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Cordovano & Harvey through the date hereof.

Item 4. Recent Sales of Unregistered Securities.

     On June 30, 1999, the Company issued and sold 1,190,000 shares of Common Stock, $.0001 par value per share (a total of 2,380,000 shares), to each of Messrs. J. Peter Garthwaite and Bradley A. Scott in consideration for services performed by each individual in connection with the organization of the Company valued at $119 in each case (a total of $238 at the rate of $.0001 per share). Messrs. Garthwaite and Bradley serve as both of the executive officers and directors of HDG. The 2,380,000 shares of the Company's Common Stock owned of record and beneficially by Messrs. Garthwaite and Bradley together represents approximately 76% of the 3,130,000 shares of the Company's Common Stock outstanding as of the date hereof. The Company relied, in connection with the sales of the shares, upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Section 11-51-308(1)(p) of the Colorado Uniform Securities Act, as amended (the "Colorado Act"). The Company relied upon the fact that the issuance and sale of the shares by the Company did not constitute a public securities offering together with the fact that Messrs. Garthwaite and Bradley were executive officers, directors and controlling shareholders of HDG at the time of the sales, to make the exemptions available. (See Part I, Item 7. "Certain Relationships and Related Transactions.")

     During the period from March 15 through April 26, 2000, the Company issued and sold an aggregate of 750,000 shares of Common Stock to a total of fifty persons, all of whom are residents of the State of Colorado, for cash consideration totaling $75,000. The sales were made by the Company in reliance upon the exemption from registration with the U.S. Securities and Exchange Commission provided under Section 3(b) of the 1933 Act and Rule 504 of Regulation D promulgated thereunder and via registration by qualification with the Colorado Division of Securities (the "Division") under Section 11-51-304 of the Colorado Act. The Company's Application for Registration by Qualification became effective with the Division on March 15, 2000. No underwriter was employed in connection with the offering and sale of the shares. The facts relied upon by the Company to make the Federal exemption available include, among others, the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the 1933 Act; (ii) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission; (iii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; and (iv) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.


Item 5. Indemnification of Directors and Officers.

     Article VII of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

          "(a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

          (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

          (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for such purpose.

          (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

          (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

          (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person."

     Article XI of the Company's Bylaws contains provisions providing for the indemnification of directors and officers of the Company as follows:

          "The Corporation shall have the power to indemnify any director, officer, employee or agent of the Corporation or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by the laws of the State of Colorado."

     The Company has no agreements with either of its directors or executive officers providing for indemnification of either such persons with respect to liability arising out of his capacity or status as an officer and/or director.

     At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.


                                    PART F/S

     The Financial Statements of Hercules Development Group, Inc., required by Regulation SB commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                                             PART III

Item 1.  Index to Exhibits.

Item
Number                                      Description
------                                      -----------


     3.1* Articles of Incorporation of Hercules Development Group, Inc., filed June 30, 1999.

     3.2*      Bylaws of Hercules Development Group, Inc.

    10.1* Promissory Note dated November 14, 1999, from Hercules Development Group, Inc., as the maker, to J. Peter Garthwaite, as the holder, in the principal amount of $5,000 due November 13, 2000, bearing interest at the rate of eight per cent per annum.

    10.2* Promissory Note dated November 14, 1999, from Hercules Development Group, Inc., as the maker, to Bradley A. Scott, as the holder, in the principal amount of $5,000 due November 13, 2000, bearing interest at the rate of eight per cent per annum.

    10.3* Property Management Agreement dated September 2, 1999, relating to 1606 Cottonwood, Unit #8, Louisville, Colorado 80027, between Mr. Peter Garthwaite and Ms. Heidi Garthwaite, as the owners, and Hercules Development Group, Inc., as the agent.

    10.4* Property Management Agreement dated September 2, 1999, relating to 1608 Cottonwood, Unit #10, Louisville, Colorado 80027, between Mr. Peter and Ms. Heidi Garthwaite, as the owners, and Hercules Development Group, Inc., as the agent.

    10.5* Property Management Agreement dated September 2, 1999, relating to 1611 Garfield Drive, Unit #11, Louisville, Colorado 80027, between Mr. Peter and Ms. Heidi Garthwaite, as the owners, and Hercules Development Group, Inc., as the agent.

    10.6* Property Management Agreement dated September 2, 1999, relating to 2707 Valmont, Unit #116A, Boulder, Colorado 80304, between Mr. Peter and Ms. Heidi Garthwaite, as the owners, and Hercules Development Group, Inc., as the agent.

    10.7* Property Management Agreement dated August 31, 1999, relating to 544 Cook Street, Denver, Colorado 80207, between Paragon Development XX, LLC, as the owner, and Hercules Development Group, Inc., as the agent.

    10.8* Property Management Agreement dated December 1, 1999, relating to 1611 Garfield Drive, Unit #23, Louisville, Colorado 80027, between Mr. Peter Garthwaite and Ms. Marcia Cotlar, as the owners, and Hercules Development Group, Inc., as the agent.

    10.9* Property Management Agreement dated December 1, 1999, relating to 614 Grant Street, Louisville, Colorado 80027, between Mr. Peter Garthwaite and Ms. Marcia Cotlar, as the owners, and Hercules Development Group, Inc., as the agent.

    10.10* Property Management Agreement dated December 3, 1999, relating to 5 South Jackson Street, Denver, Colorado 80209, between Paragon Development XVIII, LLC, as the owner, and Hercules Development Group, Inc., as the agent.

    10.11* Property Management Agreement dated December 3, 1999, relating to 11 South Jackson Street, Denver, Colorado 80209, between Paragon Development XIX, LLC, as the owner, and Hercules Development Group, Inc., as the agent.

    10.12* Property Management Agreement dated December 2, 1999, relating to 1625 Larimer Street, Unit #3108, Denver, Colorado 80209, between Mr. Jeffrey Lee, as the owner, and Hercules Development Group, Inc., as the agent.

    10.13* Property Management Agreement dated February 1, 2000, relating to 2 South Madison Street, Denver, Colorado 80209, between Paragon Development XXI, LLC, as the owner, and Hercules Development Group, Inc., as the agent.

    10.14* Property Management Agreement dated February 1, 2000, relating to 14 South Madison Street, Denver, Colorado 80209, between Paragon Development XXII, LLC, as the owner, and Hercules Development Group, Inc., as the agent.

    10.15* Property Management Agreement dated March 1, 2000, relating to 2707 Valmont, Unit #308A, Boulder, Colorado 80304, between Mr. Peter and Ms. Heidi Garthwaite, as the owners, and Hercules Development Group, Inc., as the agent.

    10.16* Property Management Agreement dated May 1, 2000, relating to 15 South Monroe Street, Denver, Colorado 80209, between Paragon Development XXXI, LLC, as the owner, and Hercules Development Group, Inc., as the agent.

    10.17* Property Management Agreement dated May 1, 2000, relating to 2460 Juniper, #1, Boulder, Colorado 80304, between Mr.Peter and Ms. Heidi Garthwaite, as the owners, and Hercules Development Group, Inc., as the agent.

------------------

*Filed herewith.


Item 2. Description of Exhibits.

     The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in
Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             HERCULES DEVELOPMENT GROUP, INC.
                                                     (Registrant)




Date:  June 26, 2000                         By: /s/ J. Peter Garthwaite
                                                 -------------------------------
                                                 J. Peter Garthwaite, President

                        HERCULES DEVELOPMENT GROUP, INC.


                          (A Development Stage Company)



                          Index to Financial Statements


                                                                          Page
                                                                          ----

Independent auditors' report...............................................F-2

Balance sheets, March 31, 2000 and December 31, 1999.......................F-3

Statements of operations, three months ended March 31, 2000,
   June 30, 1999 (inception) through December 31, 1999 and
   June 30, 1999 (inception) through March 31, 2000........................F-4

Statement of shareholders' deficit, June 30, 1999 (inception)
   through March 31, 2000..................................................F-5

Statements of cash flows, three months ended March 31, 2000,
   June 30, 1999 (inception) through December 31, 1999 and
   June 30, 1999 (inception) through March 31, 2000........................F-6

Summary of significant accounting policies.................................F-7

Notes to financial statements..............................................F-9

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders
Hercules Development Group, Inc.


We have audited the balance sheet of Hercules Development Group, Inc. (a development stage company) as of March 31, 2000 and December 31, 1999, and the related statements of operations, shareholders' deficit, and cash flows, for the three months ended March 31, 2000, the period from June 30, 1999 (inception) through December 31, 1999 and the period from June 30, 1999 (inception) through March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hercules Development Group, Inc. as of March 31, 2000 and December 31, 1999, and the results of its operations and its cash flows for the three months ended March 31, 2000, the period from June 30, 1999 (inception) through December 31, 1999 and the period from June 30, 1999 (inception) through March 31, 2000, in conformity with generally accepted accounting principles.




Cordovano and Harvey, P.C.
Denver, Colorado
June 2, 2000


                                         HERCULES DEVELOPMENT GROUP, INC.

                                          (A Development Stage Company)
                                                  Balance Sheets

                                                                                              March 31,   December 31,
                                                                                                2000         1999
                                                                                              ---------   ------------
                                                      ASSETS

CASH .....................................................................................    $  5,284     $  5,107
                                                                                              ========     ========
                                       LIABILITIES AND SHAREHOLDERS' DEFICIT

LIABILITIES

   Accounts payable and accrued liabilities...............................................      $1,370     $  1,469
   Due to officer (Note B)................................................................         321        --
   Accrued interest payable, related parties (Notes B and C)..............................         300          100
   Notes payable, related parties (Notes B and C) ........................................      10,000       10,000
                                                                                              --------     --------

                                                                        TOTAL LIABILITIES       11,991       11,569
                                                                                              --------     --------

SHAREHOLDERS' DEFICIT
   Preferred stock, $.001 par value, 3,000,000 shares authorized;
    -0- and -0- shares issued and outstanding, respectively ..............................        --           --
   Common stock, $.0001 par value; 30,000,000 shares
    authorized; 2,380,000 and 2,500,000 shares issued and
    outstanding, respectively.............................................................         238          250
   Additional paid-in capital (Note B)....................................................       2,250        1,608
   Deferred offering costs................................................................      (4,500)      (4,500)
   Deficit accumulated during development stage...........................................      (4,695)      (3,820)
                                                                                              --------     --------
                                                               TOTAL SHAREHOLDERS' DEFICIT      (6,707)      (6,462)
                                                                                              --------     --------

                                                                                              $  5,284     $  5,107
                                                                                              ========     ========


                          See accompanying summary of significant accounting policies and notes to the financial statements.

                                                       F-3


                                     HERCULES DEVELOPMENT GROUP, INC.
                                      (A Development Stage Company)

                                        Statements of Operations

                                                                                      June 30, 1999  June 30, 1999
                                                                        Three Months   (Inception)    (Inception)
                                                                           Ended         through        through
                                                                          March 31,    December 31,    March 31,
                                                                            2000           1999          2000
                                                                        -----------    -----------    -----------
REVENUE
  Property management fees, related party (Note B) ..................   $     1,050    $     1,100    $     2,150
  Property management fees, other ...................................         1,100            800          1,900
                                                                        -----------    -----------    -----------
                                                       TOTAL REVENUES         2,150          1,900          4,050
                                                                        -----------    -----------    -----------
OPERATING EXPENSES
  Professional fees .................................................         1,750          3,594          5,344
  Rent (Note B) .....................................................           750          1,500          2,250
  Stock-based compensation (Notes B and E):
    Organization services ...........................................          --              238            238
    Legal ...........................................................          --              120            120
  Other .............................................................           325            168            493
                                                                        -----------    -----------    -----------
                                             TOTAL OPERATING EXPENSES        (2,825)        (5,620)        (8,445)
                                                                        -----------    -----------    -----------
                                                 LOSS FROM OPERATIONS          (675)        (3,720)        (4,395)


INTEREST EXPENSE, related parties (Notes B and C) ...................          (200)          (100)          (300)
                                                                        -----------    -----------    -----------
                                             LOSS BEFORE INCOME TAXES          (875)        (3,820)        (4,695)

INCOME TAX EXPENSE (Note D) .........................................          --             --             --
                                                                        -----------    -----------    -----------

                                                             NET LOSS   $      (875)   $    (3,820)   $    (4,695)
                                                                        ===========    ===========    ===========

Basic loss per common share .........................................   $     *        $      *
                                                                        ===========    ===========

Basic weighted average common shares outstanding ....................     2,440,000      2,495,000
                                                                        ===========    ===========

*    Less than $.01 per share

                         See accompanying summary of significant accounting policies and notes to the financial statements.

                                                      F-4

                                                    HERCULES DEVELOPMENT GROUP, INC.
                                                     (A Development Stage Company)

                                                  Statement of Shareholders' Deficit
                                        June 30, 1999 (Inception) through March 31, 2000

                                                             Preferred Stock                      Common Stock
                                                             ---------------                      ------------
                                                           Shares     Par Value            Shares              Par Value
                                                           ------     ---------            ------              ---------
Balance, June 30, 1999 (inception) ..............           --         $   --            $      --             $     --

June 30, 1999, shares issued
   to officers in exchange for
   services related to the
   organization of the Company
   ($.0001/share) (Notes B and E) ...............           --              --              2,380,000                 238

July 7, 1999, shares issued in
   exchange for legal services
   ($.001/share) (Note E) .......................           --              --                120,000                  12

July 13, 1999, offering cost incurred ...........           --              --                   --                   --

Office space contributed by
   Company's president (Note B) .................           --              --                   --                   --

Net loss for the period from June 30, 1999
   (inception) through December 31, 1999 ........           --              --                   --                   --
                                                          ------         -------           -----------            --------
          BALANCE, DECEMBER 31, 1999 ............           --              --              2,500,000                  250

February 14, 2000, cancellation
   of shares previously issued in
   exchange for legal services
   ($.001/share) (Note E) .......................           --              --               (120,000)                 (12)

Office space contributed by
   Company's president (Note B) .................           --              --                   --                   --

Net loss for the three months
   ended March 31, 2000 .........................           --              --                   --                   --
                                                          ------         -------           -----------            ---------
          BALANCE, MARCH 31, 2000 ...............           --           $  --              2,380,000             $     238
                                                          ======         =======           ===========            =========

                                                                                           Deficit
                                                                                          Accumulated
                                                      Additional         Deferred           During
                                                        Paid-in          Offering         Development
                                                        Capital           Costs              Stage                  Total
                                                        -------           -----              -----                  -----
Balance, June 30, 1999 (inception) .............         $  --           $  --              $    --               $   --

June 30, 1999, shares issued
   to officers in exchange for
   services related to the
   organization of the Company
   ($.0001/share) (Notes B and E) ..............            --              --                   --                     238

July 7, 1999, shares issued in
   exchange for legal services
   ($.001/share) (Note E) ......................             108            --                   --                     120

July 13, 1999, offering costs incurred .........            --            (4,500)                --                  (4,500)

Office space contributed by
   Company's president (Note B) ................           1,500            --                   --                   1,500

Net loss for the period from
   June 30, 1999 (inception)
   through December 31, 1999 ...................            --              --               (3,820)                 (3,820)
                                                         -------         -------            -------                 -------
          BALANCE, DECEMBER 31, 1999 ...........           1,608          (4,500)            (3,820)                 (6,462)

February 14, 2000, cancellation
   of shares previously issued in
   exchange for legal services
   ($.001/share) (Note E) ....................              (108)           --                 --                      (120)

Office space contributed by
   Company's president (Note B) ..............               750            --                 --                       750

Net loss for the three months
   ended March 31, 2000 ......................              --              --                 (875)                   (875)
                                                         -------         -------            -------                 -------
          BALANCE, MARCH 31, 2000 ............           $ 2,250         $(4,500)           $(4,695)                $(6,707)
                                                         =======         =======            =======                 =======
                                             See accompanying summary of significant
                                    accounting policies and notes to the financial statements.
                                                                F-5


                                            HERCULES DEVELOPMENT GROUP, INC.
                                             (A Development Stage Company)

                                               Statements of Cash Flows

                                                                                                    June 30,          June 30,
                                                                                                      1999              1999
                                                                                 Three Months      (Inception)       (Inception)
                                                                                    Ended            Through           Through
                                                                                   March 31,       December 31,       March 31,
                                                                                     2000             1999              2000
                                                                                   ---------        ---------         ---------

OPERATING ACTIVITIES:
     Net loss .............................................................        $   (875)        $ (3,820)        $ (4,695)

     Transactions not requiring cash:
        Common stock issued to officers in exchange
         for services (Notes B and E) .....................................            --                238              238
        Common stock issued to attorney in exchange
         for legal services (Note E) ......................................            --                120              120
        Office space contributed by the Company's
         president (Note B) ...............................................             750            1,500            2,250

     Changes in operating liabilities:
        Increase in accrued liabilities ...................................             302            1,569            1,871
                                                                                   --------         --------         --------
                                     NET CASH PROVIDED BY (USED IN)
                                              OPERATING ACTIVITIES ........             177             (393)            (216)
                                                                                   --------         --------         --------

FINANCING ACTIVITIES:
     Proceeds from notes payable (Notes B
      and C) ..............................................................            --             10,000           10,000
     Payments for offering costs ..........................................            --             (4,500)          (4,500)
                                                                                   --------         --------         --------
                                              NET CASH PROVIDED BY
                                              FINANCING ACTIVITIES ........            --              5,500            5,500
                                                                                   --------         --------         --------

                               CHANGE IN CASH AND CASH EQUIVALENTS ........             177            5,107            5,284

Cash and cash equivalents, beginning of period ............................           5,107             --               --
                                                                                   --------         --------         --------

                          CASH AND CASH EQUIVALENTS, END OF PERIOD ........        $  5,284         $  5,107         $  5,284
                                                                                   ========         ========         ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
     Interest .............................................................        $   --           $   --           $   --
                                                                                   ========         ========         ========

     Income taxes .........................................................        $   --           $   --           $   --
                                                                                   ========         ========         ========

NONCASH FINANCING TRANSCATIONS:
     Cancellation of shares previously issued for
      legal services ......................................................        $    120         $   --           $    120
                                                                                   ========         ========         ========


                                 See accompanying summary of significant accounting policies and notes to the financial statements.

                                                         F-6

                        HERCULES DEVELOPMENT GROUP, INC.
                          (A Development Stage Company)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Development stage company

Hercules Development Group, Inc. (the "Company") is in the development stage in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards (SFAS) No. 7 "Accounting and Reporting by Development Stage Enterprises".

Inherent in the Company's business are various risks and uncertainties, including its limited operating history, historical operating losses and dependence upon strategic alliances. The Company's future success will be dependent upon its ability to obtain property management agreements, provide effective and competitive management services, and procure and retain tenants for those properties on a timely and cost effective basis.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue and cost recognition

The Company utilizes the accrual method of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

                        HERCULES DEVELOPMENT GROUP, INC.
                          (A Development Stage Company)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Stock-based compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995 (SFAS 123). This accounting standard permits the use of either a "fair value based method" or the "intrinsic value method" defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) to account for stock-based compensation arrangements.

SFAS 123 requires the fair value based method of accounting for stock issued to non-employees in exchange for services.

Companies that elect to use the method provided in APB 25 are required to disclose pro forma net income and pro forma earnings per share information that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB 25. No pro forma disclosures have been included with the accompanying financial statements as there was no pro forma effect to the Company's net loss or loss per share.

Recently issued accounting pronouncements

The Company has adopted Statements of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" and Statement of Position (SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" for the year ended April 30, 1999. There was no effect on the financial statements presented from the adoption of the new standards.

In April 1998, the American Institute of Certified Public Accountants issued SOP 98-1. SOP 98-1 provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133. SFAS 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires an entity to recognize all derivatives as either an asset or liability and measure those instruments at fair value, as well as identify the conditions for which a derivative may be specifically designed as a hedge. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

In June 1999, the FASB issued SFAS 137, which amended the implementation date for SFAS 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

                        HERCULES DEVELOPMENT GROUP, INC.
                          (A Development Stage Company)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Deferred offering costs

The Company incurred legal and accounting fees related to the preparation of an offering memorandum during the periods presented (see Note F for details of the offering). Costs associated with the proposed offering will be deducted from the gross proceeds at the offering's conclusion. Should the offering be unsuccessful, deferred costs associated with the offering will be charged to operations at that time.

Earnings/(loss) per share

The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share is determined by dividing the net loss by the weighted average number of common shares outstanding during the period and excludes the impact of common stock equivalents. Diluted loss per share is determined by dividing the net loss by the weighted average number of common shares outstanding and dilutive common stock equivalent shares during the period. However, the Company has a simple capital structure for the period presented and, therefore, there is no variance between the basic and diluted loss per share.

Fair value of financial instruments

SFAS 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The carrying amounts of cash, accounts payable and other accrued liabilities approximate fair value due to the short-term maturity of the instruments. The Company has determined, based on available market information and appropriate valuation methodologies, the carrying value of its notes payable approximate fair value.

                        HERCULES DEVELOPMENT GROUP, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE A:  BACKGROUND

The Company was incorporated under the laws of Colorado on June 30, 1999. The Company is engaged in the property management business. The principal activities since inception have included organizational matters, the issuance of notes payable to its two officers (see Note B), and the procurement of fifteen property management agreements.

During period from June 30, 1999 (inception) through March 31, 2000, the Company entered into a total of fifteen property management agreements with three property owners. Eight of the agreements are for properties owned by the Company's president. Each agreement contains a one-year contract term. Under the agreements, the Company can earn procurement fees of fifty percent of the first month's rent for each new tenant, and management fees of five percent of the monthly rent each month thereafter. Authorized rent charges under the agreements range from $400 to $1,100 per month.

The Company did not earn any procurement fees for the periods presented.

NOTE B:  RELATED PARTY TRANSACTIONS

The President provided office space to the Company at no charge for all periods presented. The office space was valued at $250 per month and is included in the accompanying financial statements as rent expense with a corresponding credit to additional paid-in capital.

On June 30, 1999, the Board of Directors approved the issuance of 1,190,000 shares of the Company's $.0001 par value restricted common stock to its two officers in exchange for services related to the organization of the Company. The Board of Directors valued the transaction at the fair value of the services rendered, which totaled $238. On the transaction date, the Company's stock had no reliable fair value. The $238 is included in the accompanying financial statements as stock-based compensation expense. These shares are "restricted securities" and may be sold only in compliance with Rule 144 of the Securities Act of 1933, as amended.

On July 13, 1999, two officers each loaned the Company $5,000 in exchange for promissory notes. The notes bear interest at 8.00 percent and mature on November 13, 2000 (see Note C). As of March 31, 2000, the Company owed the officers a total of $300 in accrued interest expense.

At March 31, 2000, the Company had entered into seven property management agreements for properties owned by the Company's president (see Note A). The Company earned $2,150 in management fees through those seven agreements for the period from June 30, 1999 (inception) through March 31, 2000.

During the three months ended March 31, 2000, an officer paid administrative expenses on behalf of the Company totaling $321. The $321 is included in the accompanying financial statements as due to officer. The Company repaid the officer in April 2000.

                        HERCULES DEVELOPMENT GROUP, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE C:  NOTES PAYABLE, RELATED PARTIES

Notes payable, related parties consisted of the following at March 31, 2000:

Notes payable, related parties with interest
 at 8.00 percent, principal and interest due
 November 13, 2000, unsecured ................................        $  5,000

Note payagle to officer with interst at 8.00
 percent, principal and interest due
 November 13, 2000, unsecured ................................           5,000
                                                                      --------
                                                                      $ 10,000
                                                                      ========


Interest expense for the three months ended March 31, 2000 and for the period from June 30, 1999 (inception) through December 31, 1999 totaled $200 and $100, respectively.

NOTE D:  INCOME TAXES

A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:

                                                       March 31,  December 31,
                                                          2000        1999
                                                       ---------  ------------

U.S. Federal statutory graduated rate ...............    15.00%       15.00%
State income tax rate, net of federal benefit .......     4.04%        4.04%
Deferred offering costs .............................     0.00%       22.42%
Net operating loss for which no tax benefit
 is currently available .............................   (19.04%)     (41.46%)
                                                        ------       ------
                                                          0.00%        0.00%
                                                        ======       ======

At March 31, 2000, deferred taxes consisted of a net tax asset of $1,750, due to operating loss carryforwards of $4,695, which was fully allowed for in the valuation allowance of $1,750. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance from December 31, 1999 through March 31, 2000 was $166. Net operating loss carryforwards will expire through 2020.

At December 31, 1999, deferred taxes consisted of a net tax asset of $1,584, due to operating loss carryforwards of $3,820, which was fully allowed for in the valuation allowance of $1,584. The change in the valuation allowance from June 30, 1999 (inception) through December 31, 1999 was $1,584.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

                        HERCULES DEVELOPMENT GROUP, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE E:  STOCK-BASED COMPENSATION

On June 30, 1999, the Board of Directors approved the issuance of 1,190,000 shares of the Company's $.0001 par value restricted common stock to each of its two officers in exchange for services related to the organization of the Company (see Note B).

On July 7, 1999, the Company issued 120,000 shares of its restricted common stock in exchange for legal services. The transaction was recorded at the fair value of the services rendered, which totaled $120. The attorney who provided the services established the fair value of $120. On the transaction date, the Company's stock had no reliable fair value. The $120 is included in the accompanying financial statements as stock-based compensation expense. These shares are "restricted securities" and may be sold only in compliance with Rule 144 of the Securities Act of 1933, as amended.

During February 2000, the Company's management and the attorney agreed to cancel the 120,000 common shares in exchange for a cash payment. As a result, the Company cancelled the stock issuance and recorded a $120 liability at March 31, 2000 for the attorney's services. The Company repaid the liability in May 2000.

NOTE F:  SUBSEQUENT EVENT

In April 2000, the Company conducted a private placement offering whereby it sold 750,000 shares of its $.0001 par value common stock for $.10 per share pursuant to an exemption from registration provided under Rule 504 of Regulation D of the Securities Act of 1933, as amended. The Company received net proceeds of $70,500 after deducting offering costs totaling $4,500.

On April 24, 2000, the Company repaid the principal and related accrued interest on the notes owed to two officers at March 31, 2000.